August 15, 2014

Mr. Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Nuvilex, Inc. Form 10-K for Fiscal Year Ended April 30, 2013 Filed July 29, 2013 Response Dated August 14, 2014 File No. 333-68008

Dear Mr. Riedler:

Nuvilex, Inc. (“Company or Nuvilex”) hereby provides responses to comments issued in a letter dated August 4, 2014 (“Staff’s Letter”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 2013 (“2013 Form 10-K”) filed with the Securities and Exchange Commission (“Commission”) on July 29, 2013.

In order to facilitate your review, we have responded to each of the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

General

1.	Please ensure that all of the disclosure you have proposed in your response letter of July 11, 2014 appears in your Form 10-K for the fiscal year ended April 30, 2014, filed on August 4, 2014.

RESPONSE: The disclosures included in the Company’s Form 10-K for the period ended April 30, 2014, which was filed on August 4, 2014 (“2014 Form 10-K”), are substantially consistent with the disclosures proposed in our response letter of July 11, 2014.

2.	Please also amend your 10-K for the fiscal year ended April 30, 2013 as necessary to ensure that the disclosure in that 10-K reflects the revisions you proposed in your response letter and is consistent with your 10-K for the fiscal year ended April 30, 2014.

RESPONSE: We intend to amend the 2013 Form 10-K after resolution of all of the Staff’s comments. We will ensure that the disclosure is consistent with the revisions proposed in our response letter and, as appropriate, is consistent with our 2014 Form 10-K.

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Item 1. Business

3.	We note your response to our prior comments 2 and 3. Please revise your disclosure to clarify:

•	The extent to which Nuvilex has any contractual obligations towards Bavarian Nordic and GSF, the licensors of patents underlying Cell-in-a-Box technology, which were originally licensed to Bio Blue Bird; and

•	When each of your royalty payment obligations will expire.

RESPONSE: We intend to expand our disclosure to include the following: “We have assumed Bio Blue Bird’s responsibilities under the License Agreement, which include making royalty payments and bearing all of the licensor’s external costs and fees for filing, prosecuting and maintaining any patent claims covering inventions in the licensed patent product. The only other payment obligations we have are the quarterly encapsulation patent upkeep fees to Bavarian Nordic, yearly license maintenance fees and auditing fees. We are to devote all reasonable efforts to develop product as promptly as possible, provide licensors with updates on the progress of the development and sale of the products and a summary of results of clinical study protocols regarding human clinical trials at the end of a pivotal (for marketing application purposes) trial, such as Phase 3 clinical trials, and devote all reasonable efforts to commence manufacturing and commercialization as promptly as possible. We are also responsible, at our expense, for conducting any recalls of defective licensed products marketed by us.

Our royalty payments commence on the date of the first commercial sale of the licensed product in a particular country and continue on a country by country basis until expiration of the last valid claim within the licensed patent rights in such country. The territories where such commercial sales are anticipated are in the U.S., Europe and Japan. The patents expire starting in 2014 through 2018.”

Please also disclose the material terms of the Master Services Agreements with each of Inno Biologics and ViruSure and, when finalized, file the collaborative agreements with the University of Veterinary Medicine, Vienna and the University of Munich.

RESPONSE: We do not have a Master Services Agreement with Inno Biologics and intend to revise our disclosure accordingly to include the following:

“We have a proposal, dated August 20, 2013, pursuant to which Inno Biologics has been performing services for us. Under the terms of the proposal, we have agreed to pay Inno Biologics approximately $51,670 for generating up to 100 individual clones from the 22P1G cell lines (the cells that express the CYP2B1 isoform of cytochrome P450 that converts ifosfamide into its cancer-killing form) and DNA extraction from each of the clones. Together with us, Inno Biologics will select the 10 most suitable clones to be maintained and tested using Southern Blotting and Resorufin assays. A 30% “up-front” payment required to be paid upon acceptance of the proposal was rendered by Nuvilex to Inno Biologics. The remainder of the proposal amount is due and payable upon completion of the work.

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

On April 4, 2014, we entered into a Master Services Agreement with ViruSure GmbH. ViruSure was engaged to conduct individual studies and provide consultation as defined in protocols and statements of work provided by us. Under our current protocol, ViruSure has been engaged to develop and expand the clones of cells obtained from Inno Biologics into a Master Cell Bank (“MCB”) and from that into a Working Cell Bank (“WCB”) to supply the large numbers of cells needed for our preclinical studies, clinical trials and other purposes. The MCB is to be used as a “safe” repository of the selected clone and the WCB is to be used as a source of cells for the production of the large numbers of cells that will ultimately be needed for encapsulation using the Cell-in-a-Box® technology for our future clinical trials and other studies. Compensation to ViruSure is set forth in separate agreements, and the price, fees and payment schedule depends upon the particular study.”

The collaborative agreements with the University of Veterinary Medicine, Vienna and the University of Munich have not been finalized. If they are finalized prior to filing our 2014 10-K/A, we will file those agreements as exhibits.

4.	We note your response to our prior comment 5. As the Consulting Agreement between Nuvilex and Vin-de-Bona Trading Company, which governs the services provided to Nuvilex by Drs. Günzburg and Salmons, was executed in May 2014, please describe your relationship with Drs. Günzburg and Salmons prior to this date.

RESPONSE: The relationship with Drs. Günzburg and Salmons did not change as a result of entering into the Consulting Agreement with Vin-de-Bona-Trading Company. The Consulting Agreement memorialized in writing the oral agreement between the parties pursuant to which Drs. Günzburg and Salmons have been working since the beginning of 2014.

5.	Please include in your revised disclosure any contractual restrictions on Drs. Günzburg and Salmons’ use of the company’s proprietary information and assets.

RESPONSE: In response to the Staff’s comment, the 2014 Form 10-K will be amended to include the following:

“Pursuant to the terms of the Consulting Agreement, Drs. Günzburg and Salmons must not disclose or use our confidential information for any purpose (except for performing services under the Consulting Agreement) without our prior written consent. In addition, during the term of the Consulting Agreement and for a period of twelve months after termination or expiration of the Consulting Agreement, Drs. Günzburg and Salmons shall not solicit any of our customers, employees, suppliers or other persons with whom they had dealings during the tenure of their consultancy with the Company.”

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

6.	We note your response to our prior comment 6. Please also include in your revised disclosure regarding the company’s relationship with SG Austria/Austrianova Singapore the text of your response beginning with the word “By way of elaboration...” and ending with “co-dependent.”

RESPONSE: As requested by the Staff, we will include in the 2013 Form 10-K and the amendment to our 2014 Form 10-K the referenced text from our response letter regarding our relationship with SG Austria/Austrianova Singapore.

Cell Therapy Product Development, page 5

7.	We note your response to our prior comment 10. Please expand your revised disclosure to state the consequence of treating such a small number of patients in the Phase 1/2 trial, i.e., that the results were not statistically significant and how this impacts the probability that such observations were due to chance alone. Please also discuss the relevance of statistical significance to the FDA’s evidentiary standard for efficacy.

RESPONSE: We will expand our disclosure to include the following:

“In the Phase1/2 trial only a small number of patients were evaluable. As a result, statistical parameters were not used in the published reports of the Phase 1/2 trial to validate the anticancer efficacy of the Cell-in-a-Box/low-dose ifosfamide combination in patients with advanced, inoperable pancreatic cancer. In the opinion of the investigators, the results indicate a trend towards efficacy, so the results should not be viewed as absolute numbers. It is unlikely, even with the small number of patients used, that the increases in median survival time and percentage of one-year survivors that were seen in the trial were due to chance alone given the advanced nature of the patient’s cancers and the knowledge that, without treatment, those numbers would not have occurred. The purpose of the trials was not to obtain data so that we could seek marketing approval from regulatory authorities, but rather the trials allowed us to determine whether the Cell-in-a-Box/low-dose ifosfamide combination holds promise as a treatment for pancreatic cancer. In the cancer arena, Phase 1/2 trials are used to first establish the safety of drug or treatment being investigated and second to determine if a trend towards efficacy exists. In accordance with FDA guidance, as well as similar guidance from other regulatory authorities in countries other than the United States, we fully realize that a large, multicenter, randomized, comparative study with statistically powerful findings would need to be conducted and the results from such a trial would have to confirm those from the previous Phase 1/2 trial before an application for marketing approval would be made for the Cell-in-a-Box/low-dose ifosfamide combination as a treatment for advanced, inoperable pancreatic cancer.”

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Item 11. Executive Compensation, page 39

8.	We note your response to our prior comment 13. Notwithstanding your response, we note that you included disclosure about your dispute with Dr. Ryan in your most recent 10-K for the fiscal year ended April 30, 2014. However, it does not appear that you have included any disclosure of Dr. Ryan’s suspension, as you proposed in your prior response letter of May 27, 2014. Please revise to ensure that this disclosure is provided as well.

RESPONSE: The Company acknowledges that, at the time we prepared our initial responses to the Staff, the Company included the characterization of Dr. Ryan’s status as being “suspended.” However, after further consideration, we did not disclose that Dr. Ryan was “suspended” in the 2014 Form 10-K as filed because we believed it would be highly prejudicial to Dr. Ryan to do so and may not adequately convey the facts regarding a complex and evolving employment situation. We also did so to avoid the stigma or the appearance of impropriety which necessarily results from being “suspended.” In addition, the Company still has full access to the services Dr. Ryan provided in the past as the Company Chief Scientific Officer.

We believe that describing a “dispute” which arose over the subjects we identified in the 2014 Form 10-K and that Dr. Ryan remains on leave of absence with pay is sufficient disclosure at this time due to the pending investigation and settlement discussions with Dr. Ryan. In order to make this point clearer, in the proposed amendment to the 2014 Form 10-K we intend to file upon resolving all outstanding comments, we will include the additional sentence “The Company initiated an investigation related to the dispute and placed Dr. Ryan on administrative leave with full compensation until the investigation is completed” in the paragraph on page 58 of the 2014 Form 10-K related to the dispute as a new third full sentence.

We apologize for the confusion that this potential change in position may have caused the Staff, but as the disclosure provided to the Staff in our prior response had not yet been made in SEC filings, we do not believe this should create any lasting prejudice to investors.

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 43

9.	We note your response to our prior comment 14. Please revise your proposed disclosure to comply with Item 404(a) of Regulation S-K, “Transactions with Related Persons.” Specifically, please provide the name of each related person as well as the information required by Item 404(a)(5) regarding indebtedness.

RESPONSE: The disclosure in question will be revised to state: “As of April 30, 2013, the Company owed its Chief Scientific Officer, Dr. Robert F. Ryan, $186,262, which amount accrues interest at the rate of 8% per annum. During the fiscal year ended April 30, 2014, the Company repaid $20,000 in cash and converted $25,920 into shares of common stock . As of April 30, 2014, the unpaid principal amount of the loan was $140,342 and the unpaid amount of interest was $32,932.”

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NUVILEX, INC.

By: /s/ Kenneth L. Waggoner
Name: Kenneth L. Waggoner
Title: Chief Executive Officer, President and General Counsel